FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____       No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement of the resolutions adopted at the 16th meeting of the fifth session of the board of directors of Huaneng Power International, Inc. (the "Registrant") and an announcement of the resolutions adopted at the 12th meeting of the fifth session of the supervisory board of the Company, issued by the Registrant on April 23, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)
OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company has published an announcement of the resolutions adopted at the 16th meeting of the fifth session of the board of directors of the Company on the website of the Shanghai Securities Exchange. Such resolutions include, among other things:

1.	adoption of the 2008 first quarterly report of the Company;

2.	adoption of the working procedures for the independent directors of the Company in connection with annual reporting of the Company;

3.	nomination of the president, vice presidents and the chief engineer of the Company;

4.	election of new directors of the Company; and

5.	issue of 2008 corporate bonds (first tranche) of the Company.

The Company has also published an announcement of the resolutions adopted at the 12th meeting of the fifth session of the supervisory board of the Company on the website of the Shanghai Securities Exchange. Such resolutions include, among other things, the opinions expressed by the supervisory board in respect of the 2008 first quarterly report of the Company, and the election of new supervisors of the Company.

For detailed information, please refer to the two announcements published on the website of the Shanghai Securities Exchange and other public announcements of the Company, if applicable.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:
Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
April 23, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:     Gu Biquan

Title:       Company Secretary

Date:    April 23, 2008